Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited Ms. Judy Zhu, IR Director Phone: +86-510-8536-0401 E-mail: info@wsphl.com http://www.wsphl.com	CCG Investor Relations, Inc. Ms. Elaine Ketchmere, Partner Phone: +1-310-954-1345 (Los Angeles) E-mail: elaine.ketchmere@ccgir.com http://www.ccgirasia.com
Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) Email: crocker.coulson@ccgir.com

WSP Holdings Announces ADS Ratio Change

Wuxi, China, February 3, 2012 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced that the Company will change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:2 to 1:10 (“Ratio Change”), effective as of February 15, 2012.

Pursuant to the Ratio Change, the holders of the Company’s ADSs will be entitled to receive one (1) new ADS, each representing ten (10) Shares, beginning on February 15, 2012 in exchange for every five (5) ADSs, each representing two (2) Shares, currently held by them.  No new Shares will be issued in connection with the Ratio Change.  JPMorgan Chase Bank, N.A. will arrange for the exchange of their current ADSs for new ADSs.  As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally.  For example, assuming a price per ADS of $0.45, representing the market price of the ADSs as of February 2, 2012, upon completion of the Ratio Change, the price per ADS would be $2.25. The Company can give no assurance, however, that the post-Ratio Change ADS price will be equal to or greater than the pre-Ratio Change ADS price multiplied by the ratio.

The Company believes the Ratio Change will enable it to regain compliance with the continued listing standard of the New York Stock Exchange (“NYSE”) relating to minimum average share price, subject to ongoing regular oversight and monitoring.  NYSE Listed Company Manual Rule 802.01C requires that a company’s shares trade at an average closing price of not less than $1.00 per share over any consecutive 30 trading-day period. Although the purpose of this Ratio Change is to maintain continued listing of the ADSs on the NYSE, the Company can give no assurance that this strategy will be successful.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://ir.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook in this announcement contains forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues, the Company’s ability to maintain its listing status on the New York Stock Exchange and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.